DYNAGAS LNG PARTNERS LP
23, Rue Basse
98000 Monaco

January 10, 2018
VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Dynagas LNG Partners LP
Registration Statement on Form F-3 (No. 333-222237)

Ladies and Gentlemen:

The undersigned registrants hereby request that the effectiveness of the above captioned Registration Statement on Form F-3, filed with the Securities and Exchange Commission (the "Commission") on December 21, 2017, be accelerated so that it will be made effective at 4:00 p.m. Eastern Standard Time on January 12, 2018, or as soon thereafter as practicable, pursuant to Rule 461(a) of the Securities Act of 1933, as amended (the "Act").
The undersigned registrants are aware of their obligations under the Act.
Should you have any questions regarding this request, please do not hesitate to contact Gary J. Wolfe at (212) 574-1223 or Keith J. Billotti at (212) 574-1274 of Seward & Kissel LLP, counsel to the undersigned registrant.
Yours truly,

DYNAGAS LNG PARTNERS LP

By:	/s/ Michael Gregos
Name: Michael Gregos
Title: Chief Financial Officer

DYNAGAS FINANCE INC.

By:	/s/ Michael Gregos
Name: Michael Gregos
Title: President, Secretary and Director

DYNAGAS OPERATING LP

By:	Dynagas Operating GP LLC, General Partner

By:	/s/ Michael Gregos
Name: Michael Gregos
Title: Chief Financial Officer

DYNAGAS OPERATING GP LLC

By:	/s/ Michael Gregos
Name: Michael Gregos
Title: Chief Financial Officer

DYNAGAS EQUITY HOLDING LIMITED

By:	DIRECT LINE LIMITED, as Secretary and Director

By:	/s/ Melissa Ng Fo Yan
Name: Melissa Ng Fo Yan
Title: Director of Direct Line Limited, Secretary and Director of Dynagas Equity Holding Limited

SOLANA HOLDING LTD.

By:	DIRECT RESULT LIMITED, as Secretary, Treasurer and Director

By:	/s/Ruma Kissoondharry
Name: Ruma Kissoondharry
Title: Director of Direct Result Limited, Secretary and Director of Solana Holding Ltd.

PEGASUS SHIPHOLDING S.A.

By:	DIRECT TITLE LIMITED, as Secretary, Treasurer and Director

By:	/s/ Melissa Ng Fo Yan
Name: Melissa Ng Fo Yan
Title: Director of Direct Title Limited, Secretary and Director of Pegasus Shipholding S.A.

SEACROWN MARITIME LTD.

By:	DIRECT NORTH LIMITED, as Secretary, Treasurer and Director

By:	/s/Ruma Kissoondharry
Name: Ruma Kissoondharry
Title: Director of Direct North Limited, Secretary, Treasurer and Director of Seacrown Maritime Limited

ARCTIC LNG CARRIERS LTD.

By:	DIRECT AUSTRALIS LIMITED, as President, Secretary, Treasurer and Sole Director

By:	/s/Melissa Ng Fo Yan
Name: Melissa Ng Fo Yan
Title: Director of Direct Australis Limited, President, Secretary, Treasurer and Sole Director of Arctic LNG Carriers Ltd.

LANCE SHIPPING S.A.

By:	DIRECT LINE LIMITED, as Secretary and Director

By:	/s/Melissa Ng Fo Yan
Name: Melissa Ng Fo Yan
Title: Director of Direct Line Limited, Secretary and Director of Lance Shipping S.A

FAREASTERN SHIPPING LIMITED

By:	DIRECT POINT LIMITED, President, Secretary, Treasurer and Sole Director

By:	/s/ Melissa Ng Fo Yan
Name: Melissa Ng Fo Yan
Title: President, Secretary, Treasurer and Sole Director of Fareastern Shipping Limited

NAVAJO MARINE LIMITED

By:	DIRECT RESULT LIMITED, as Secretary, Treasurer and Director

By:	/s/Ruma Kissoondharry
Name: Ruma Kissoondharry
Title: Director of Direct Result Limited, Secretary and Director of Navajo Marine Limited

DYNAGAS FINANCE LLC

By:	/s/ Michael Gregos
Name: Michael Gregos
Title: President and Secretary